Exhibit 2.3

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

IMAGE TECHNOLOGY LABORATORIES, INC.

Image Technology Laboratories, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:  That, by the written consent of the Corporation’s Board of Directors in lieu of a meeting, resolutions were duly adopted setting forth a proposed amendment to the Corporation’s Certificate of Incorporation, declaring said amendment to be advisable and submitting such proposed amendment to the Corporation’s stockholders for action thereupon. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation be amended by changing Article FOURTH so that, as amended, such Article reads in its entirety as follows:

FOURTH: The aggregate number of shares which this corporation shall have the authority to issue is Seven Hundred Fifty-Five Million (755,000,000) shares consisting of two classes of capital stock as follows:

(a)         Common Stock. Of the total authorized capital stock, the Corporation shall have the authority to issue Seven Hundred Fifty Million (750,000,000) shares, par value $.01 per share, which shares shall be designated “Common Stock”;

(b)         Preferred Stock. Of the total authorized capital stock, the Corporation shall have the authority to issue Five Million (5,000,000) shares, par value $.001 per share, which shares shall be designated “Preferred Stock”.

The Corporation’s Board of Directors is hereby authorized, without further action by the holders of the outstanding common stock but within the limitations in the Certificate of Incorporation, to issue Preferred Stock from time to time in one or more classes or series, to modify or fix the terms of any such class or series, including dividend rights and rates, conversion or exchange rights, voting rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series, to fix the number of shares constituting any such class or series and the stated value thereof, if different from the par value, and to increase or decrease the number of shares of any such class or series subsequent to the issuance of shares thereof (but not below the number of shares of such series then outstanding). In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

SECOND:  That thereafter the stockholders of the Corporation holding the necessary number of shares as required by statute to approve said amendment approved the amendment by written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 and Section 228 of the General Corporation Law of the State of Delaware.

FOURTH:  That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8 day of May, 2015.

By:	/s/Valerie McDowell

Name: Valerie McDowell
Title: President and Chief Executive Officer